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                             June 1, 2023

       Diamantis Andriotis
       Chief Executive Officer
       C3is Inc.
       331 Kifissias Avenue
       Erithrea 14561
       Athens, Greece

                                                        Re: C3is Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 17, 2023
                                                            File No. 333-271228

       Dear Diamantis Andriotis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-1

       Exhibits

   1. With respect to Exhibit 5.1, please obtain and file an opinion without the assumption that there are "sufficient
authorized but unissued Common Shares pursuant to its Articles."
                                                        Counsel may not assume
any of the material facts underlying its opinion. For guidance, refer to Section
II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011),
                                                        which is available at
https://www.sec.gov/interps/legal/cfslb19.htm.

             You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
       Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
 Diamantis Andriotis
C3is Inc.
June 1, 2023
Page 2

Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameDiamantis Andriotis
                                                          Division of
Corporation Finance
Comapany NameC3is Inc.
                                                          Office of Energy &
Transportation
June 1, 2023 Page 2
cc:       Finn Murphy, Esq., of Goodwin Procter LLP
FirstName LastName